EXHIBIT 99.118
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     Report in  Respect  of Voting  Results  Pursuant  to  Section  11.3 of
     National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of Advantage Energy Income Fund (the "Trust") held May 26, 2004 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:


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             DESCRIPTION OF MATTER                                                                OUTCOME OF VOTE
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

1.           Ordinary resolution appointing Computershare Trust Company of
             Canada as trustee of Resolution approved the Trust to hold office until the end of the next annual meeting
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2.           Ordinary  resolution  approving  the election of six (6)  nominees to be elected to  Resolution approved serve as six (6) of the  eight (8)  directors of  Advantage  Oil & Gas Ltd. for the ensuing  year,  or  until  their  successors  are duly  elected  or  appointed,  as described  in the  information  circular  of the Trust  dated  April 16,  2004 (the
             "Information Circular")
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3.           Ordinary resolution approving the appointment of KPMG, LLP,
             Chartered Accountants Resolution approved as auditors of the Trust to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such
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4.           Special resolution approving amendments to the Trust Indenture (the
             "Trust Special Resolution approved Indenture Amendment Resolution")
             as more particularly described in the Information Circular
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5.           Ordinary  resolution  approving  the issuance by the Trust,  in one or more private  Resolution approved placements,  of such number of  securities  as would  result in the Trust  issuing, during the next 12 months,  an amount of securities not exceeding  15,000,000 trust units, as more particularly  described in the Information Circular,  and subject to
             the  receipt  of  all  necessary   regulatory  approvals  (the  "Private  Placement
             Resolution")
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6.           Ordinary resolution approving the reservation and issuance of up to
             1,500,000 Resolution approved trust units to or as directed by
             Advantage Investment Management Ltd. (the "Manager") as payment (in lieu of cash) of the annual performance fee payable to the Manager, as more particularly described in the Information Circular
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7.           Ordinary resolution  approving an amendment to the Trust Unit Incentive Rights Plan  Resolution approved of the  Trust as more  particularly  described  in the  Information  Circular  (the
             "Incentive Plan Resolution")
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

The resolutions to approve the matters outlined in numbers 4, 5, 6 and 7 noted above were conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of each of these ballots.

Dated at Calgary, Alberta this 26th day of May, 2004.

ADVANTAGE ENERGY INCOME FUND

Per:     (SIGNED) "JAY P. REID"
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         JAY P. REID
         Corporate Secretary